

August 21, 2017

Dale Redman
Chief Executive Officer
ProPetro Holding Corp.
1706 S. Midkiff, Bldg. B
Midland, TX 79701

> **Re: ProPetro Holding Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted August 11, 2017**
> **CIK No. 0001680247**

Dear Mr. Redman:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Lisa Krestynick, Staff Attorney, at (202) 551-3056 with any questions.

Sincerely,

/s/ Kevin M. Dougherty *for*

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: Thomas C. Brandt
Latham & Watkins LLP